Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders / Chase Series III

August 3, 2022 update to product notice dated May 2, 2022

This update to the product notice outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	0.92%
AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.84%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.15%
AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.05%
AB VPS Sustainable International Thematic Portfolio - Class B (formerly AB VPS International Growth Portfolio) Adviser: AllianceBernstein, L.P.	1.48%*
American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.92%*
JPMorgan Insurance Trust Core Bond Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.54%*
JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.76%
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1 Adviser: JPMorgan Investment Management, Inc.	0.74%
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.16%*

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.

This update should be retained for future reference.

HV-7924